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                                 NEWS RELEASE

PHILIP ENVIRONMENTAL CONTACT:               SERV-TECH CONTACTS:
ALLEN FRACASSI                              DAVID P. TUSA
President and Chief Executive Officer       Senior Vice President,
(905) 540-6620 (March 6, 1997 Only)         Finance & Administration
(905) 521-1600 (After March 6, 1997)        (713) 641-8673
                                            PAT SOLIS
                                            Treasurer and Director,
                                              Investor Relations
                                            (713) 641-8656


         PHILIP EXPANDS INDUSTRIAL SERVICES BY MERGING WITH SERV-TECH


        HOUSTON, TEXAS (6 March 1996) - Serv-Tech, Inc. (NASDAQ:STEC) and Philip Environmental Inc. (NYSE: PEV) announced today that they have signed a definitive merger agreement. In 1996, Serv-Tech generated revenue in excess of US $140 million and provided industrial and environmental services from twenty operations, primarily situated in the Gulf and West Coast regions of the United States.

        Under the terms of the agreement, each share of Serv-Tech stock will be exchanged for 0.403 share of Philip Environmental stock. Based on the closing price of Philip Environmental stock on Wednesday, March 5, 1997 each Serv-Tech share is valued at US $6.60. In aggregate, the transaction is valued at approximately US $72 million, including the assumption of approximately US $21 million of indebtedness. The transaction is expected to be accretive to Philip's earnings. Closing of the transaction is subject to regulatory and shareholder approvals and is expected on or before June 30, 1997.

        Serve-Tech provides innovative specialty industrial and environmental services and products to
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the hydrocarbon processing, oil production, food, power, and pulp and paper industries, primarily concentrated in the Gulf and West Coast regions of the United States. Serv-Tech is comprised of three operating units: (i) Speciality Services, which provides total turnaround project management services, including heat exchanger extraction and cleaning, repair, specialty welding, refractory and other specialized maintenance services, through the use of proprietary technology; (ii) SECO Industries, which provides electrical and instrumentation services to oil and gas production platforms, process and power plants, and the hydrocarbon processing industry; and (iii) Environmental and Performance Chemicals ("EC"), which provides specialty chemical, tank cleaning and decontamination services.

        In 1996, Specialty Services comprised 52% of Serv-Tech's total revenue, SECO 36% and EC 12%. The market for industrial services within the U.S. hydrocarbon processing industry is estimated at approximately US$8 billion.

        "The merger with Serv-Tech significantly strengthens our presence in the heavily industrialized Gulf Coast region and our services to the hydrocarbon processing industry, a significant market for our integrated services," said Allen Fracassi, president and chief executive officer of Philip Environmental. "It also reflects our objective to establish a balance between our metals and industrial services businesses. We intend to utilize the strength of our combined management and employee base to integrate Serv-Tech's business and client base with those of Philip in order to facilitate cross-selling of our services into new markets."

        Robert J. Cresci, chairman and chief executive officer of Serv-Tech, stated, "The merger with Philip provides Serv-Tech's shareholders with the opportunity to participate in the growth of the industrial services market as part of a larger company with a
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proven track record of success.  The merger will also facilitate Serv-Tech's expansion into new market sectors served by Philip, while providing our customers with a broader range of services."

        Philip is a fully integrated resource recovery and industrial services company providing metals processing and mill services, solid and liquid by-products recovery and industrial and remediation services to all major industry sectors. Philip trades on the New York Stock Exchange under the symbol "PEV" and on the Toronto and Montreal Stock Exchanges under the symbol "PEN."

        Serv-Tech provides innovative specialty maintenance, electrical and instrumentation, and environmental services and products to the hyrdrocarbon processing, oil production, food, power, and pulp and paper industries worldwide.